November 3, 2006

Mail Stop 4561

Jun Wang
Chief Financial Officer
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
No. 35 Financial Street
Xicheng District, Beijing 100032
People's Republic of China

>   **Re: China Finance Online Co. Limited**
>   **Form 20-F for the year ended December 31, 2005**
>   **Filed 5/23/06**
>   **File No. 000-50975**

Dear Mr. Wang:

We have reviewed your response letter dated October 27, 2006 and have the following additional comment. This comment should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page F-6

1.   We note from your response to comment 1 that you will properly attribute the effect of exchange rate changes to different activities of cash flows in future filings. Paragraph 101 of SFAS 95 states that exchange rate changes themselves do not give rise to cash flows, and their effects on items other than cash have no place in a statement of cash flows. Please confirm that you will present the effect of exchange rate changes on cash as a separate item in the reconciliation of beginning and ending balances of cash.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Todd Bissett, Esq. (*via facsimile*)